Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280767

PROSPECTUS SUPPLEMENT NO. 6

(to prospectus dated July 31, 2024)

ENDO, INC.

31,130,096 Shares of Common Stock

This prospectus supplement amends and supplements the prospectus dated July 31, 2024 (as supplemented to date, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-280767). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement. Effective January 1, 2025, our principal executive offices are located at 9 Great Valley Parkway, Malvern, PA 19355, as reflected on the cover page of the Form 8-K.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is not currently traded on any national securities exchange. Our common stock is currently quoted and trades on the OTCQX® Best Market, where it has been trading since June 28, 2024, under the symbol “NDOI.” On January 3, 2025, the closing price of our common stock as reported on the OTCQX® Best Market was $23.75 per share.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 15 of the Prospectus and page 88 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 to read about factors you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be offered and sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 6, 2025

Endo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-280767	30-1390281
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Great Valley Parkway

Malvern, Pennsylvania 19355

(Address of principal executive offices)

(484) 216-0000

(Registrant’s telephone number, including area code)

1400 Atwater Drive

Malvern, Pennsylvania 19355

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Extension of Term of Interim Chief Executive Officer

As previously disclosed, effective August 29, 2024, the Board of Directors (the “Board”) of Endo, Inc. (the “Company”) appointed Scott Hirsch to serve as the Company’s interim Chief Executive Officer (“Interim CEO”). In connection therewith, the Company and Mr. Hirsch entered into an employment letter dated August 26, 2024 (the “Interim CEO Letter”) memorializing the terms of Mr. Hirsch’s service as Interim CEO, pursuant to which Mr. Hirsch would serve as Interim CEO until the earlier of December 31, 2024 and the time at which a permanent Chief Executive Officer commences employment with the Company; provided that Mr. Hirsch’s employment could be extended subject to mutual agreement by the parties.

The Board and Mr. Hirsch have executed a letter (the “Amendment”) amending the Interim CEO Letter to reflect the following terms. The Company and Mr. Hirsch mutually agreed to extend Mr. Hirsch’s employment as the Company’s Interim CEO until August 15, 2025 (the “Termination Date”); provided that in the event a permanent Chief Executive Officer commences employment with the Company prior to the Termination Date, Mr. Hirsch will serve as “Advisor to the Chief Executive Officer” until the Termination Date. The Amendment further provides that in the event Mr. Hirsch’s employment is terminated by the Company prior to the Termination Date without “cause”, or if Mr. Hirsch resigns his employment to begin a role at another company after a permanent Chief Executive Officer commences employment with the Company but prior to the Termination Date, then Mr. Hirsch will receive a lump sum payment equal to the amount of base compensation that he would have received after the date that his employment ceases had he remained employed through the Termination Date, conditioned upon his execution of a release of claims. In addition, Mr. Hirsch’s base compensation was increased under the Amendment to the rate of $750,000 per month, effective January 1, 2025 and continuing through the Termination Date. Consistent with the terms of the Interim CEO Letter, Mr. Hirsch remains ineligible to participate in any cash-based or equity-based incentive plans or programs applicable to the Company’s senior officers or other employees generally. The Interim CEO Letter shall remain in effect in accordance with its terms with the modifications set forth in the Amendment. The foregoing summary is qualified in its entirety by the Amendment, a copy of which is filed as an exhibit to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Interim CEO Extension Letter, dated as of January 6, 2025, between Endo, Inc. and Scott Hirsch.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDO, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal Officer and Secretary

Date: January 6, 2025

Exhibit 10.1

Endo, Inc.

9 Great Valley Parkway

Malvern, PA 19355

January 6, 2025

Scott Hirsch

Hirsch.Scott@endo.com

Re: Continued Employment as Interim Chief Executive Officer

Dear Scott:

Reference is made to that certain letter between you and the Company dated August 26, 2024 (the “Employment Letter”). Capitalized terms not defined in this letter (the “Amendment”) have the meanings ascribed to them in the Employment Letter. This Amendment reflects our mutual agreement to amend the Employment Letter as follows:

Section 3 of the Employment Letter is hereby deleted in its entirety and replaced with the following:

3.  Term. Your employment will commence on the Effective Date and the Company expects to continue to employ you until August 15, 2025. You will serve as Interim CEO until the earlier of (i) August 15, 2025, and (ii) such time when a permanent Chief Executive Officer commences employment with the Company; provided that if a permanent Chief Executive Officer commences employment with the Company before August 15, 2025, you will continue to be employed with the Company in the role of Advisor to the Chief Executive Officer until August 15, 2025, during which time you will continue to receive your base compensation pursuant to Section 4.a. hereof. The duration of your employment with the Company in any role hereunder (including as Interim CEO and as Advisor to the Chief Executive Officer) is referred to herein as the “Term.” Notwithstanding anything herein to the contrary, your employment is considered “at will,” and thus may be terminated by you or the Company at any time with or without cause; provided that both you and the Company agree to give 30 days’ advance written notice of the termination of your employment; provided, further, that: (i) if the Company terminates your employment before August 15, 2025 without Cause (as defined below) (and not as a result of your death or disability) or (ii) if you resign from your employment while you are serving as Advisor to the Chief Executive Officer in order to commence a new role at another company, and provided in either case that you sign and do not revoke a general release of claims in a form to be provided by the Company, you will receive a lump sum payment equal to the amount of base salary that you would have received after your termination date had you remained employed through August 15, 2025.

“Cause” means your: (i) indictment, conviction or plea of no contest to (A) a felony or (B) any other crime involving moral turpitude, (ii) commission of an act of embezzlement, misappropriation fraud or theft against the Company or any of its affiliates or their respective assets, (iii) continued failure to substantially perform your duties and responsibilities for the Company and its affiliates, (iv) engagement in misconduct that has caused, or, is reasonably likely to cause, material harm (financial or otherwise) to the Company or any of its affiliates, including, without limitation (A) the unauthorized disclosure of material trade secret or confidential information of the Company or any of its affiliates, (B) the debarment of the Company or any of its affiliates by the U.S. Food and Drug Administration or any successor agency (the “FDA”) or any non-U.S. equivalent, or the debarment, suspension or other exclusion of the Company or any of its affiliates by any other governmental authority, or (C) the revocation, suspension or denial of any registration, license, or other governmental authorization of the Company or any of its affiliates, including any registration of the Company or any of its affiliates with the U.S. Drug Enforcement Administration or any successor agency (the “DEA”) and any registration or marketing authorization of the FDA or any non-U.S. equivalent; (v) debarment by the FDA or DEA or debarment, suspension or other exclusion by any other governmental authority; (vi) material breach of a written Company policy, including any policy related to sexual or other types of harassment or abusive conduct, which breach is injurious to the Company; or (vii) making, or being found to have made, knowingly or with reckless disregard, a certification relating to the Company’s financial statements or public filings that is false; provided, however, that other than with respect to clauses (ii), (v) and (vi), Cause shall only exist if (x) the Company delivers a written notice to you which specifically identifies the conduct, events or circumstances that may provide grounds for Cause within ninety (90) calendar days of the Company’ s actual knowledge of such conduct, events or circumstances and (y) you fail to cure such conduct, events or circumstances with the thirty (30) day period following your receipt of such notice.

Pursuant to Section 4.a. of the Employment Letter, effective January 1, 2025, your base compensation rate increased to $750,000.00 per month.

Except as amended hereby, the Employment Letter shall remain in effect in accordance with its terms. Please indicate your agreement with this amendment by countersigning this agreement below.

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Sincerely,

/s/ Paul Herendeen
Paul Herendeen
Chairman of the Board of Directors

Acknowledged and agreed:

/s/ Scott Hirsch Scott Hirsch

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